SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Rogers Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

775133101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		737,990
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

737,990
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

737,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		86,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

86,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		64,914
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

64,914
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		64,914
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

64,914
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD VALUE and opportunity master fund l lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,808
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,808
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,808
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,808
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		101,722
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

101,722
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		168,651
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

168,651
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

168,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,222,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,222,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,222,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,222,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

JACQUES CROISETIÈRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		218
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

218
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

ARMAND F. LAUZON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 775133101

1	NAME OF REPORTING PERSON

SUSAN C. SCHNABEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 775133101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $1.00 per share (the “Shares”), of Rogers Corporation, a Massachusetts corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2225 W. Chandler Blvd., Chandler, Arizona 85224.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

20

CUSIP No. 775133101

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xv)	Jacques Croisetière, as a nominee for the Board;

(xvi)	Armand F. Lauzon, Jr., as a nominee for the Board;

(xvii)	Gavin T. Molinelli, as a nominee for the Board; and

(xviii)	Susan C. Schnabel, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Mr. Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Mr. Croisetière is 3861 Partridge Pl S, Boynton Beach, Florida 33436. The principal business address of Mr. Lauzon is 512 Hobbs Creek Drive, Nashville, Tennessee 37215. The principal business address of Ms. Schnabel is 3303 FarView Drive, Austin, Texas 78730.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Croisetière is serving as a professional director. The principal occupation of Mr. Lauzon is serving as a professional director. Mr. Molinelli serves as a Partner and Co-Portfolio Manager of Starboard Value LP. The principal occupation of Ms. Schnabel is serving as Co-Founder and Co-Managing Partner of aPriori Capital Partners, L.P.

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(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Croisetière, Lauzon and Molinelli and Ms. Schnabel are citizens of the United States of America. Mr. Croisetière is also a citizen of Canada. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 737,990 Shares beneficially owned by Starboard V&O Fund is approximately $93,363,639, excluding brokerage commissions. The aggregate purchase price of the 86,288 Shares beneficially owned by Starboard S LLC is approximately $10,914,701, excluding brokerage commissions. The aggregate purchase price of the 64,914 Shares beneficially owned by Starboard C LP is approximately $8,214,723, excluding brokerage commissions. The aggregate purchase price of the 36,808 Shares beneficially owned by Starboard L Master is approximately $4,658,975, excluding brokerage commissions. The aggregate purchase price of the 168,651 Shares beneficially owned by Starboard X Master is approximately $21,331,918, excluding brokerage commissions. The aggregate purchase price of the 127,349 Shares held in the Starboard Value LP Account is approximately $17,328,075, excluding brokerage commissions.

The Shares beneficially owned by Messrs. Croisetière and Lauzon and Ms. Schnabel were purchased in the open market with personal funds. The aggregate purchase price of the 218 Shares beneficially owned by Mr. Croisetière is approximately $24,896, excluding brokerage commissions. The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Lauzon is approximately $119,700, excluding brokerage commissions. The aggregate purchase price of the 150 Shares beneficially owned by Ms. Schnabel is approximately $17,002, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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On December 15, 2022, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Jacques Croisetière, Peter A. Feld, Armand F. Lauzon, Jr., Gavin T. Molinelli, Jeffrey C. Smith and Susan C. Schnabel (collectively, the “Nominees”), for election to the Board at the Issuer’s 2023 annual meeting of shareholders (the “Annual Meeting”). Despite Starboard’s inclusion in the Nomination Letter of three (3) individuals directly affiliated with Starboard, including Messrs. Feld, Molinelli and Smith, it currently intends to nominate only one (1) such individual for election to the Board at the Annual Meeting and as such, currently intends to withdraw the other two (2) Starboard representatives from its slate of Nominees prior to the filing of its definitive proxy materials for the Annual Meeting. As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, restructuring, specialty materials, advanced manufacturing, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the specialty materials and advanced manufacturing sector, including decades of experience as senior executives and directors of well-performing technology, specialty materials and manufacturing companies.

Jacques Croisetière currently serves as a member of the Board of Directors of Arconic Corporation (NYSE:ARNC), an industrial company specializing in lightweight metals engineering and manufacturing, where he serves as Chair of each of the Audit and Finance Committee, since April 2020. Previously, Mr. Croisetière served as a director at Versum Materials Inc. (formerly NYSE:VSM), an electronic materials supplier, from October 2016 until October 2019, when the company was sold to Merck KGaA, Darmstadt, Germany (XFRA: MRK), a leading science and technology company. From August 2009 until his retirement in December 2012, Mr. Croisetière was Senior Executive Vice President and Chief Financial Officer of Bacardi Limited, one of the largest privately-held spirits companies in the world. Prior to that, he served as Executive Vice-President, Chief Financial Officer and Chief Strategy Officer at Rohm and Haas Company (formerly NYSE: ROH) (“R&H”), a global specialty materials portfolio that was acquired by The Dow Chemical Company (NYSE: DOW) in 2009, and also had additional operating responsibilities for the Salt and Powder Coatings businesses as well as Procurement, Corporate Business Development and Strategic Planning, from April 2003 to April 2009 and also served as Vice-President, European Region Director at R&H, from July 1999 to March 2003. Prior to R&H, Mr. Croisetière spent a total of eight years at Morton International, Inc., in various roles, from 1990 to 1997 and again from 1998 until it was acquired by R&H in 1999, including having served as Vice-President and General Manager in its Plastic Additives and Sealants division. Mr. Croisetière served as the Chief Financial Officer of Autoliv, Inc. (NYSE:ALV) and President of Autoliv North American Components, from May 1997 to July 1998. Mr. Croisetière holds a degree in Industrial Management from C.E.G.E.P. Ahuntsic, a degree in Accounting Science and a Bachelor of Science degree in Finance from University of Montreal, Hautes Etudes Commerciales.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves on the Board of Directors of Green Dot Corporation (NYSE: GDOT), a leading digital bank and financial technology company, since March 2022, and Gen Digital Inc. (f/k/a NortonLifeLock Inc.) (NASDAQ: GEN), a cybersecurity software and services company, since September 2018. He previously served as Chair of

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the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022, and as a member of the Board of Directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022, AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (formerly NASDAQ: IDTI), a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

Armand F. Lauzon, Jr. most recently served as President, Chief Executive Officer and as a director of C&D Technologies, Inc., a power conversion systems and electrical power storage company, from March 2015 to January 2020. Prior to that, Mr. Lauzon served as a chief executive officer and board member for three portfolio companies of The Carlyle Group Inc. (NASDAQ: CG), a private equity firm, from 2002 to 2014, including as Chief Executive Officer of Sequa Corporation (“Sequa”), a service provider to the aerospace and metal coating industries, from 2008 to 2014, Chief Operating Officer of Sequa, from July 2008 to December 2008, and a director, from 2007 to 2014. In addition, Mr. Lauzon served as Chief Executive Officer of Zekelman Industries Inc. (f/k/a J.M. Steel Group) (“Zekelman”), a metal tube and pipe manufacturer, from 2006 to 2008, and as Chief Executive Officer and director of Firth Rixon Limited, a precision metal component manufacturing company, from 2002 to 2005. Earlier in his career, Mr. Lauzon served as President of Wyman Gordon, a subsidiary of Precision Castparts Corporation, a provider of structural investment castings, forged components and airfoil castings for aircraft engines which was acquired by Berkshire Hathaway Inc. (NYSE: BRK), from 1999 to 2001. He began his career in a variety of operations positions in the Aircraft Engine Division of General Electric Company (NYSE: GE), from 1979 to 1985. Mr. Lauzon currently serves on the board of directors of Zekelman, since 2005, and Northwest Hardwoods Inc., a hardwood lumber manufacturing company, since 2021. He previously served on the board of directors of GCP Applied Technologies Inc. (NYSE: GCP), a construction products and technologies provider, from May 2020 until its acquisition by Compagnie de Saint-Gobain S.A. in September 2022. Mr. Lauzon received his MBA from the University of New Haven and a B.S. from the University of Massachusetts Boston.

Gavin T. Molinelli is a Partner and Co-Portfolio Manager of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP’s formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli currently serves as Chair of the Board of Directors of Acacia Research Corporation (NASDAQ: ACTG), an intellectual property licensing company, since November 2022. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (n/k/a Assertio Therapeutics, Inc. (NASDAQ: ASRT)), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semiconductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

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Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd.  Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as the Chair of the Board of Directors of Papa John’s International, Inc. (NASDAQ: PZZA), the world’s third-largest pizza delivery company, since joining the Board of Directors in February 2019 and as a member of the Board of Directors of Cyxtera Technologies, Inc. (NYSE: CYXT) (“Cyxtera”), a provider of data center colocation, enterprise bare metal, and interconnectivity services from a footprint of sixty-two data centers around the world, since July 2021. Mr. Smith was formerly the Chair of the Board of Directors of Starboard Value Acquisition Corp. (formerly NASDAQ: SVAC), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, from November 2019 until it merged with Cyxtera in July 2021; Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, from May 2016 to May 2020; Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016; and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, from February 2017 to August 2019; Yahoo! Inc. (formerly NASDAQ: YHOO), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NASDAQ: QMCO) (formerly NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (formerly NYSE: ODP) (n/k/a The ODP Corporation) (NASDAQ: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale.  Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

Susan C. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners L.P. (“aPriori Capital”), an independent leveraged buyout fund advisor created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse in 2014. Prior to forming aPriori Capital, Ms. Schnabel worked at Credit Suisse as a Managing Director in the Asset Management Division and Co-Head of DLJ Merchant Banking, from 1998 to 2014. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart, Inc. (formerly NASDAQ:PETM), a retail chain engaged in the sale of pet animal products and services. Currently, Ms. Schnabel serves as a member of the Board of Directors of ViewRay, Inc. (NASDAQ: VRAY), a healthcare services company, since March 2022, and on the Board of Directors of Altice USA, Inc. (NYSE: ATUS), an

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American cable television provider, since June 2021, and as the Chair of the Audit Committee of Kayne Anderson BDC, LLC, a closed-end, non-diversified management investment company that qualifies as a business development company, since October 2020. She previously served as a member of the Board of Directors of each of Versum Materials, Inc. (formerly NYSE: VSM), a leading electronic materials company, from September 2016 until it was acquired by Merck KGaA, Darmstadt, Germany in October 2019, STR Holdings, Inc. (NYSE: STRI), a provider of encapsulants to the solar industry, from 2007 to 2014, Neiman Marcus, a luxury department store chain, from October 2010 to October 2013, Pinnacle Gas Resources, Inc. (formerly NASDAQ: PINN) (n/k/a Summit Gas Resources, Inc.), an independent energy company, from 2005 to 2011, Rockwood Holdings, Inc. (formerly NYSE: ROC), a performance additives and titanium dioxide business, from 2004 to 2009, and Shoppers Drug Mart Corporation (TSX: SC), a Canadian retail pharmacy chain, from 2001 to 2004. She has also served on a number of other boards, including Visant Corp, Jostens Inc, Arcade Bioplan, Merrill Corp. (n/k/a Datasite), Deffenbaugh Industries, DeCrane Aircraft Holdings, Inc., Enduring Resources, LLC, Laramie Energy LLC, Target Media Partners and Total Safety USA. Ms. Schnabel also serves as a Trustee of Cornell University (Finance Committee and Investment Committee), as a member of each of the California Institute of Technology - Investment Committee, the US Olympic & Paralympic Foundation Board of Directors - Finance Committee, and formerly served on the Board of Directors of the Los Angeles Music Center Foundation - Treasurer and Investment Committee. In addition, Ms. Schnabel recently completed her term on The Harvard Business School Alumni Advisory Board where she served on the Executive Committee. Ms. Schnabel received her B.S. in Chemical Engineering from Cornell University and her MBA from Harvard Business School.

Starboard intends to continue to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,811,874 Shares outstanding, as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

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A.	Starboard V&O Fund

(a)	As of the close of business on February 6, 2023, Starboard V&O Fund beneficially owned 737,990 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 737,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 737,990
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on February 6, 2023, Starboard S LLC beneficially owned 86,288 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 86,288
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 86,288
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on February 6, 2023, Starboard C LP beneficially owned 64,914 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 64,914
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 64,914
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	As of close of business on February 6, 2023, Starboard R LP may be deemed the beneficial owner of 64,914 Shares owned by Starboard C LP.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 64,914
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 64,914
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard L Master

(a)	As of the close of business on February 6, 2023, Starboard L Master beneficially owned 36,808 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 36,808
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,808
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 36,808 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 36,808
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,808
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 64,914 Shares owned by Starboard C LP and (ii) 36,808 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 101,722
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 101,722
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard X Master

(a)	As of the close of business on February 6, 2023, Starboard X Master beneficially owned 168,651 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 168,651
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 168,651
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard Value LP

(a)	As of the close of business on February 6, 2023, 127,349 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

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(b)	1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

L.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 1,222,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

30

CUSIP No. 775133101

M.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 737,990 Shares owned by Starboard V&O Fund, (ii) 86,288 Shares owned by Starboard S LLC, (iii) 64,914 Shares owned by Starboard C LP, (iv) 36,808 Shares owned by Starboard L Master, (v) 168,651 Shares owned by Starboard X Master and (vi) 127,349 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,222,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,222,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Mr. Croisetière

(a)	As of the close of business on February 6, 2023, Mr. Croisetière beneficially owned 218 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 218 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 218 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Croisetière during the past sixty days is set forth on Schedule B and is incorporated herein by reference.

O.	Mr. Lauzon

(a)	As of the close of business on February 6, 2023, Mr. Lauzon beneficially owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0

31

CUSIP No. 775133101

(c)	The transaction in the Shares by Mr. Lauzon during the past sixty days is set forth on Schedule B and is incorporated herein by reference.

P.	Mr. Molinelli

(a)	As of the close of business on February 6, 2023, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.

Q.	Ms. Schnabel

(a)	As of the close of business on February 6, 2023, Ms. Schnabel beneficially owned 150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 150 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 150 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Schnabel during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 15, 2022, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer in the event that the group becomes obligated to file a statement on Schedule 13D, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), (c) each of the Nominees (other than Messrs. Feld, Molinelli and Smith) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Starboard, and (d) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

32

CUSIP No. 775133101

Starboard has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Nominees (other than Messrs. Feld, Smith and Molinelli) pursuant to which it has agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Messrs. Feld, Smith and Molinelli), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.

99.1	Group Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Jacques Croisetière, Armand F. Lauzon, Jr., Gavin T. Molinelli and Susan C. Schnabel, dated December 15, 2022.

99.2	Form of Indemnification Letter Agreement.

99.2	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

33

CUSIP No. 775133101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Jacques Croisetière, Armand F. Lauzon, Jr., Gavin T. Molinelli and Susan C. Schnabel

34

CUSIP No. 775133101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 775133101

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(30,203)	121.8597	12/09/2022
Purchase of Forward Contract	30,203	121.9478	12/09/2022
Purchase of Common Stock	2,050	119.1800	12/12/2022
Purchase of Common Stock	2,050	119.1800	12/12/2022
Sale of Common Stock	(30,203)	119.9690	12/12/2022
Purchase of Forward Contract	30,203	120.0412	12/12/2022
Purchase of Common Stock	17,161	119.9176	12/12/2022
Purchase of Common Stock	17,161	119.9176	12/12/2022
Purchase of Common Stock	15,075	120.0202	12/12/2022
Purchase of Common Stock	15,075	120.0202	12/12/2022
Purchase of Common Stock	85	120.3857	12/13/2022
Purchase of Common Stock	84	120.3857	12/13/2022
Sale of Common Stock	(30,173)	120.7207	12/13/2022
Purchase of Forward Contract	30,173	120.8954	12/13/2022
Purchase of Common Stock	30,150	121.3865	12/13/2022
Purchase of Common Stock	30,150	121.3865	12/13/2022
Sale of Common Stock	(60,327)	122.5585	12/14/2022
Purchase of Forward Contract	60,327	122.6214	12/14/2022
Purchase of Common Stock	15,075	122.3486	12/14/2022
Purchase of Common Stock	15,075	122.3486	12/14/2022
Sale of Common Stock	(60,320)	117.6094	12/15/2022
Purchase of Forward Contract	60,320	117.7834	12/15/2022
Purchase of Common Stock	15,075	117.6262	12/15/2022
Purchase of Common Stock	15,076	117.6262	12/15/2022
Sale of Common Stock	(59,918)	116.1280	12/16/2022
Sale of Common Stock	(29,752)	116.1280	12/16/2022
Purchase of Forward Contract	89,670	116.2896	12/16/2022
Purchase of Common Stock	1,508	114.0000	12/21/2022
Purchase of Common Stock	1,507	114.0000	12/21/2022
Purchase of Common Stock	7,538	113.8543	12/21/2022
Purchase of Common Stock	7,537	113.8543	12/21/2022
Purchase of Common Stock	6,029	112.7453	12/22/2022
Purchase of Common Stock	6,031	112.7453	12/22/2022
Purchase of Common Stock	8,291	113.8595	12/28/2022
Purchase of Common Stock	8,291	113.8595	12/28/2022
Sale of Common Stock	(15,075)	113.9147	12/28/2022
Sale of Common Stock	(15,075)	113.9147	12/28/2022
Purchase of Forward Contract	30,150	114.0064	12/28/2022
Purchase of Common Stock	6,784	113.6621	12/28/2022
Purchase of Common Stock	6,784	113.6621	12/28/2022
Sale of Common Stock	(15,075)	119.9394	12/29/2022
Sale of Common Stock	(15,075)	119.9394	12/29/2022
Purchase of Forward Contract	30,150	120.0925	12/29/2022
Purchase of Common Stock	8,498	126.9407	01/12/2023
Purchase of Common Stock	8,498	126.9407	01/12/2023
Purchase of Common Stock	2,428	130.6800	01/13/2023
Purchase of Common Stock	2,428	130.6800	01/13/2023
Purchase of Common Stock	3,187	130.0392	01/13/2023
Purchase of Common Stock	3,187	130.0392	01/13/2023
Purchase of Common Stock	6,828	130.0253	01/13/2023
Purchase of Common Stock	6,828	130.0253	01/13/2023
Purchase of Common Stock	911	128.9747	01/17/2023
Purchase of Common Stock	910	128.9747	01/17/2023
Purchase of Common Stock	6,070	129.2781	01/17/2023
Purchase of Common Stock	6,070	129.2781	01/17/2023
Purchase of Common Stock	15,175	130.0472	01/18/2023
Purchase of Common Stock	15,175	130.0472	01/18/2023
Purchase of Common Stock	10,441	129.9028	01/19/2023
Purchase of Common Stock	10,440	129.9028	01/19/2023
Purchase of Common Stock	7,466	132.1503	01/23/2023
Purchase of Common Stock	7,466	132.1503	01/23/2023
Purchase of Common Stock	7,587	132.1173	01/23/2023
Purchase of Common Stock	7,588	132.1173	01/23/2023
Purchase of Common Stock	9,105	131.5493	01/24/2023
Purchase of Common Stock	9,105	131.5493	01/24/2023
Purchase of Common Stock	8,195	131.3619	01/25/2023
Purchase of Common Stock	8,194	131.3619	01/25/2023
Purchase of Common Stock	7,193	132.3247	01/25/2023
Purchase of Common Stock	7,193	132.3247	01/25/2023
Purchase of Common Stock	698	133.7502	01/25/2023
Purchase of Common Stock	698	133.7502	01/25/2023
Purchase of Common Stock	6,070	134.5931	01/26/2023
Purchase of Common Stock	6,070	134.5931	01/26/2023
Purchase of Common Stock	7,588	135.9997	01/27/2023
Purchase of Common Stock	7,587	135.9997	01/27/2023
Purchase of Common Stock	5,463	136.3105	01/30/2023
Purchase of Common Stock	5,463	136.3105	01/30/2023
Purchase of Common Stock	1,039	136.3271	01/30/2023
Purchase of Common Stock	1,039	136.3271	01/30/2023
Purchase of Common Stock	7,618	136.4105	01/30/2023
Purchase of Common Stock	7,618	136.4105	01/30/2023
Purchase of Common Stock	6,219	136.0275	01/30/2023
Purchase of Common Stock	6,219	136.0275	01/30/2023
Purchase of Common Stock	3,946	138.5583	01/31/2023
Purchase of Common Stock	3,945	138.5583	01/31/2023
Purchase of Common Stock	1,821	137.8270	01/31/2023
Purchase of Common Stock	1,821	137.8270	01/31/2023
Purchase of Common Stock	1,441	136.9830	02/01/2023
Purchase of Common Stock	1,441	136.9830	02/01/2023
Purchase of Common Stock	42,807	142.3751	02/02/2023
Purchase of Common Stock	42,807	142.3751	02/02/2023
Exercise of Forward Contract	381,906	118.9116	02/02/2023

CUSIP No. 775133101

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(3,541)	121.8597	12/09/2022
Purchase of Forward Contract	3,541	121.9478	12/09/2022
Purchase of Common Stock	483	119.1800	12/12/2022
Sale of Common Stock	(3,541)	119.9690	12/12/2022
Purchase of Forward Contract	3,541	120.0412	12/12/2022
Purchase of Common Stock	4,041	119.9176	12/12/2022
Purchase of Common Stock	3,550	120.0202	12/12/2022
Purchase of Common Stock	20	120.3857	12/13/2022
Sale of Common Stock	(3,546)	120.7207	12/13/2022
Purchase of Forward Contract	3,546	120.8954	12/13/2022
Purchase of Common Stock	7,100	121.3865	12/13/2022
Sale of Common Stock	(7,095)	122.5585	12/14/2022
Purchase of Forward Contract	7,095	122.6214	12/14/2022
Purchase of Common Stock	3,550	122.3486	12/14/2022
Sale of Common Stock	(7,096)	117.6094	12/15/2022
Purchase of Forward Contract	7,096	117.7834	12/15/2022
Purchase of Common Stock	3,550	117.6262	12/15/2022
Sale of Common Stock	(10,611)	116.1280	12/16/2022
Purchase of Forward Contract	10,611	116.2896	12/16/2022
Purchase of Common Stock	355	114.0000	12/21/2022
Purchase of Common Stock	1,775	113.8543	12/21/2022
Purchase of Common Stock	1,420	112.7453	12/22/2022
Purchase of Common Stock	1,953	113.8595	12/28/2022
Sale of Common Stock	(3,550)	113.9147	12/28/2022
Purchase of Forward Contract	3,550	114.0064	12/28/2022
Purchase of Common Stock	1,597	113.6621	12/28/2022
Sale of Common Stock	(3,550)	119.9394	12/29/2022
Purchase of Forward Contract	3,550	120.0925	12/29/2022
Purchase of Common Stock	1,960	126.9407	01/12/2023
Purchase of Common Stock	560	130.6800	01/13/2023
Purchase of Common Stock	735	130.0392	01/13/2023
Purchase of Common Stock	1,575	130.0253	01/13/2023
Purchase of Common Stock	210	128.9747	01/17/2023
Purchase of Common Stock	1,400	129.2781	01/17/2023
Purchase of Common Stock	3,500	130.0472	01/18/2023
Purchase of Common Stock	2,408	129.9028	01/19/2023
Purchase of Common Stock	1,722	132.1503	01/23/2023
Purchase of Common Stock	1,750	132.1173	01/23/2023
Purchase of Common Stock	2,100	131.5493	01/24/2023
Purchase of Common Stock	1,890	131.3619	01/25/2023
Purchase of Common Stock	1,659	132.3247	01/25/2023
Purchase of Common Stock	161	133.7502	01/25/2023
Purchase of Common Stock	1,400	134.5931	01/26/2023
Purchase of Common Stock	1,750	135.9997	01/27/2023
Purchase of Common Stock	1,260	136.3105	01/30/2023
Purchase of Common Stock	240	136.3271	01/30/2023
Purchase of Common Stock	1,757	136.4105	01/30/2023
Purchase of Common Stock	1,434	136.0275	01/30/2023
Purchase of Common Stock	910	138.5583	01/31/2023
Purchase of Common Stock	420	137.8270	01/31/2023
Purchase of Common Stock	342	136.9830	02/01/2023
Purchase of Common Stock	10,165	142.3751	02/02/2023
Exercise of Forward Contract	44,980	118.9027	02/02/2023

CUSIP No. 775133101

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(2,643)	121.8597	12/09/2022
Purchase of Forward Contract	2,643	121.9478	12/09/2022
Purchase of Common Stock	361	119.1800	12/12/2022
Sale of Common Stock	(2,643)	119.9690	12/12/2022
Purchase of Forward Contract	2,643	120.0412	12/12/2022
Purchase of Common Stock	3,017	119.9176	12/12/2022
Purchase of Common Stock	2,650	120.0202	12/12/2022
Purchase of Common Stock	15	120.3857	12/13/2022
Sale of Common Stock	(2,647)	120.7207	12/13/2022
Purchase of Forward Contract	2,647	120.8954	12/13/2022
Purchase of Common Stock	5,300	121.3865	12/13/2022
Sale of Common Stock	(5,297)	122.5585	12/14/2022
Purchase of Forward Contract	5,297	122.6214	12/14/2022
Purchase of Common Stock	2,650	122.3486	12/14/2022
Sale of Common Stock	(5,297)	117.6094	12/15/2022
Purchase of Forward Contract	5,297	117.7834	12/15/2022
Purchase of Common Stock	2,649	117.6262	12/15/2022
Sale of Common Stock	(7,920)	116.1280	12/16/2022
Purchase of Forward Contract	7,920	116.2896	12/16/2022
Purchase of Common Stock	265	114.0000	12/21/2022
Purchase of Common Stock	1,325	113.8543	12/21/2022
Purchase of Common Stock	1,060	112.7453	12/22/2022
Purchase of Common Stock	1,458	113.8595	12/28/2022
Sale of Common Stock	(2,650)	113.9147	12/28/2022
Purchase of Forward Contract	2,650	114.0064	12/28/2022
Purchase of Common Stock	1,192	113.6621	12/28/2022
Sale of Common Stock	(2,650)	119.9394	12/29/2022
Purchase of Forward Contract	2,650	120.0925	12/29/2022
Purchase of Common Stock	1,484	126.9407	01/12/2023
Purchase of Common Stock	424	130.6800	01/13/2023
Purchase of Common Stock	557	130.0392	01/13/2023
Purchase of Common Stock	1,193	130.0253	01/13/2023
Purchase of Common Stock	159	128.9747	01/17/2023
Purchase of Common Stock	1,060	129.2781	01/17/2023
Purchase of Common Stock	2,650	130.0472	01/18/2023
Purchase of Common Stock	1,823	129.9028	01/19/2023
Purchase of Common Stock	1,304	132.1503	01/23/2023
Purchase of Common Stock	1,325	132.1173	01/23/2023
Purchase of Common Stock	1,590	131.5493	01/24/2023
Purchase of Common Stock	1,431	131.3619	01/25/2023
Purchase of Common Stock	1,256	132.3247	01/25/2023
Purchase of Common Stock	122	133.7502	01/25/2023
Purchase of Common Stock	1,060	134.5931	01/26/2023
Purchase of Common Stock	1,325	135.9997	01/27/2023
Purchase of Common Stock	954	136.3105	01/30/2023
Purchase of Common Stock	181	136.3271	01/30/2023
Purchase of Common Stock	1,330	136.4105	01/30/2023
Purchase of Common Stock	1,086	136.0275	01/30/2023
Purchase of Common Stock	689	138.5583	01/31/2023
Purchase of Common Stock	318	137.8270	01/31/2023
Purchase of Common Stock	260	136.9830	02/01/2023
Purchase of Common Stock	7,731	142.3751	02/02/2023
Exercise of Forward Contract	33,602	118.8922	02/02/2023

CUSIP No. 775133101

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(1,496)	121.8597	12/09/2022
Purchase of Forward Contract	1,496	121.9478	12/09/2022
Purchase of Common Stock	204	119.1800	12/12/2022
Sale of Common Stock	(1,496)	119.9690	12/12/2022
Purchase of Forward Contract	1,496	120.0412	12/12/2022
Purchase of Common Stock	1,708	119.9176	12/12/2022
Purchase of Common Stock	1,500	120.0202	12/12/2022
Purchase of Common Stock	8	120.3857	12/13/2022
Sale of Common Stock	(1,498)	120.7207	12/13/2022
Purchase of Forward Contract	1,498	120.8954	12/13/2022
Purchase of Common Stock	3,000	121.3865	12/13/2022
Sale of Common Stock	(2,998)	122.5585	12/14/2022
Purchase of Forward Contract	2,998	122.6214	12/14/2022
Purchase of Common Stock	1,500	122.3486	12/14/2022
Sale of Common Stock	(2,999)	117.6094	12/15/2022
Purchase of Forward Contract	2,999	117.7834	12/15/2022
Purchase of Common Stock	1,500	117.6262	12/15/2022
Sale of Common Stock	(4,483)	116.1280	12/16/2022
Purchase of Forward Contract	4,483	116.2896	12/16/2022
Purchase of Common Stock	150	114.0000	12/21/2022
Purchase of Common Stock	750	113.8543	12/21/2022
Purchase of Common Stock	600	112.7453	12/22/2022
Purchase of Common Stock	825	113.8595	12/28/2022
Sale of Common Stock	(1,500)	113.9147	12/28/2022
Purchase of Forward Contract	1,500	114.0064	12/28/2022
Purchase of Common Stock	675	113.6621	12/28/2022
Sale of Common Stock	(1,500)	119.9394	12/29/2022
Purchase of Forward Contract	1,500	120.0925	12/29/2022
Purchase of Common Stock	840	126.9407	01/12/2023
Purchase of Common Stock	240	130.6800	01/13/2023
Purchase of Common Stock	315	130.0392	01/13/2023
Purchase of Common Stock	675	130.0253	01/13/2023
Purchase of Common Stock	90	128.9747	01/17/2023
Purchase of Common Stock	600	129.2781	01/17/2023
Purchase of Common Stock	1,500	130.0472	01/18/2023
Purchase of Common Stock	1,032	129.9028	01/19/2023
Purchase of Common Stock	738	132.1503	01/23/2023
Purchase of Common Stock	750	132.1173	01/23/2023
Purchase of Common Stock	900	131.5493	01/24/2023
Purchase of Common Stock	810	131.3619	01/25/2023
Purchase of Common Stock	711	132.3247	01/25/2023
Purchase of Common Stock	69	133.7502	01/25/2023
Purchase of Common Stock	600	134.5931	01/26/2023
Purchase of Common Stock	750	135.9997	01/27/2023
Purchase of Common Stock	540	136.3105	01/30/2023
Purchase of Common Stock	103	136.3271	01/30/2023
Purchase of Common Stock	753	136.4105	01/30/2023
Purchase of Common Stock	615	136.0275	01/30/2023
Purchase of Common Stock	390	138.5583	01/31/2023
Purchase of Common Stock	180	137.8270	01/31/2023
Purchase of Common Stock	149	136.9830	02/01/2023
Purchase of Common Stock	4,438	142.3751	02/02/2023
Exercise of Forward Contract	19,020	118.8920	02/02/2023

CUSIP No. 775133101

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(6,931)	121.8597	12/09/2022
Purchase of Forward Contract	6,931	121.9478	12/09/2022
Purchase of Common Stock	945	119.1800	12/12/2022
Sale of Common Stock	(6,931)	119.9690	12/12/2022
Purchase of Forward Contract	6,931	120.0412	12/12/2022
Purchase of Common Stock	7,912	119.9176	12/12/2022
Purchase of Common Stock	6,950	120.0202	12/12/2022
Purchase of Common Stock	39	120.3857	12/13/2022
Sale of Common Stock	(6,942)	120.7207	12/13/2022
Purchase of Forward Contract	6,942	120.8954	12/13/2022
Purchase of Common Stock	13,900	121.3865	12/13/2022
Sale of Common Stock	(13,890)	122.5585	12/14/2022
Purchase of Forward Contract	13,890	122.6214	12/14/2022
Purchase of Common Stock	6,950	122.3486	12/14/2022
Sale of Common Stock	(13,893)	117.6094	12/15/2022
Purchase of Forward Contract	13,893	117.7834	12/15/2022
Purchase of Common Stock	6,950	117.6262	12/15/2022
Sale of Common Stock	(20,774)	116.1280	12/16/2022
Purchase of Forward Contract	20,774	116.2896	12/16/2022
Purchase of Common Stock	695	114.0000	12/21/2022
Purchase of Common Stock	3,475	113.8543	12/21/2022
Purchase of Common Stock	2,780	112.7453	12/22/2022
Purchase of Common Stock	3,822	113.8595	12/28/2022
Sale of Common Stock	(6,950)	113.9147	12/28/2022
Purchase of Forward Contract	6,950	114.0064	12/28/2022
Purchase of Common Stock	3,128	113.6621	12/28/2022
Sale of Common Stock	(6,950)	119.9394	12/29/2022
Purchase of Forward Contract	6,950	120.0925	12/29/2022
Purchase of Common Stock	3,808	126.9407	01/12/2023
Purchase of Common Stock	1,088	130.6800	01/13/2023
Purchase of Common Stock	1,428	130.0392	01/13/2023
Purchase of Common Stock	3,060	130.0253	01/13/2023
Purchase of Common Stock	408	128.9747	01/17/2023
Purchase of Common Stock	2,720	129.2781	01/17/2023
Purchase of Common Stock	6,800	130.0472	01/18/2023
Purchase of Common Stock	4,678	129.9028	01/19/2023
Purchase of Common Stock	3,346	132.1503	01/23/2023
Purchase of Common Stock	3,400	132.1173	01/23/2023
Purchase of Common Stock	4,080	131.5493	01/24/2023
Purchase of Common Stock	3,672	131.3619	01/25/2023
Purchase of Common Stock	3,224	132.3247	01/25/2023
Purchase of Common Stock	312	133.7502	01/25/2023
Purchase of Common Stock	2,720	134.5931	01/26/2023
Purchase of Common Stock	3,400	135.9997	01/27/2023
Purchase of Common Stock	2,448	136.3105	01/30/2023
Purchase of Common Stock	465	136.3271	01/30/2023
Purchase of Common Stock	3,414	136.4105	01/30/2023
Purchase of Common Stock	2,786	136.0275	01/30/2023
Purchase of Common Stock	1,768	138.5583	01/31/2023
Purchase of Common Stock	816	137.8270	01/31/2023
Purchase of Common Stock	675	136.9830	02/01/2023
Purchase of Common Stock	20,044	142.3751	02/02/2023
Exercise of Forward Contract	88,091	118.8974	02/02/2023

CUSIP No. 775133101

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(5,186)	121.8597	12/09/2022
Purchase of Forward Contract	5,186	121.9478	12/09/2022
Purchase of Common Stock	707	119.1800	12/12/2022
Sale of Common Stock	(5,186)	119.9690	12/12/2022
Purchase of Forward Contract	5,186	120.0412	12/12/2022
Purchase of Common Stock	5,920	119.9176	12/12/2022
Purchase of Common Stock	5,200	120.0202	12/12/2022
Purchase of Common Stock	29	120.3857	12/13/2022
Sale of Common Stock	(5,194)	120.7207	12/13/2022
Purchase of Forward Contract	5,194	120.8954	12/13/2022
Purchase of Common Stock	10,400	121.3865	12/13/2022
Sale of Common Stock	(10,393)	122.5585	12/14/2022
Purchase of Forward Contract	10,393	122.6214	12/14/2022
Purchase of Common Stock	5,200	122.3486	12/14/2022
Sale of Common Stock	(10,395)	117.6094	12/15/2022
Purchase of Forward Contract	10,395	117.7834	12/15/2022
Purchase of Common Stock	5,200	117.6262	12/15/2022
Sale of Common Stock	(15,542)	116.1280	12/16/2022
Purchase of Forward Contract	15,542	116.2896	12/16/2022
Purchase of Common Stock	520	114.0000	12/21/2022
Purchase of Common Stock	2,600	113.8543	12/21/2022
Purchase of Common Stock	2,080	112.7453	12/22/2022
Purchase of Common Stock	2,860	113.8595	12/28/2022
Sale of Common Stock	(5,200)	113.9147	12/28/2022
Purchase of Forward Contract	5,200	114.0064	12/28/2022
Purchase of Common Stock	2,340	113.6621	12/28/2022
Sale of Common Stock	(5,200)	119.9394	12/29/2022
Purchase of Forward Contract	5,200	120.0925	12/29/2022
Purchase of Common Stock	2,912	126.9407	01/12/2023
Purchase of Common Stock	832	130.6800	01/13/2023
Purchase of Common Stock	1,092	130.0392	01/13/2023
Purchase of Common Stock	2,340	130.0253	01/13/2023
Purchase of Common Stock	312	128.9747	01/17/2023
Purchase of Common Stock	2,080	129.2781	01/17/2023
Purchase of Common Stock	5,200	130.0472	01/18/2023
Purchase of Common Stock	3,578	129.9028	01/19/2023
Purchase of Common Stock	2,558	132.1503	01/23/2023
Purchase of Common Stock	2,600	132.1173	01/23/2023
Purchase of Common Stock	3,120	131.5493	01/24/2023
Purchase of Common Stock	2,808	131.3619	01/25/2023
Purchase of Common Stock	2,465	132.3247	01/25/2023
Purchase of Common Stock	239	133.7502	01/25/2023
Purchase of Common Stock	2,080	134.5931	01/26/2023
Purchase of Common Stock	2,600	135.9997	01/27/2023
Purchase of Common Stock	1,872	136.3105	01/30/2023
Purchase of Common Stock	356	136.3271	01/30/2023
Purchase of Common Stock	2,610	136.4105	01/30/2023
Purchase of Common Stock	2,131	136.0275	01/30/2023
Purchase of Common Stock	1,352	138.5583	01/31/2023
Purchase of Common Stock	624	137.8270	01/31/2023
Purchase of Common Stock	511	136.9830	02/01/2023
Purchase of Common Stock	15,176	142.3751	02/02/2023
Exercise of Forward Contract	65,901	137.2830	02/02/2023

CUSIP No. 775133101

JACQUES CROISETIÈRE

Purchase of Common Stock	218	114.2000	12/20/2022

ARMAND F. LAUZON, JR.

Purchase of Common Stock	1,000	119.7000	01/03/2023

SUSAN C. SCHNABEL

Purchase of Common Stock	100	113.3496	12/20/2022
Purchase of Common Stock	16	113.3400	12/20/2022
Purchase of Common Stock	34	113.3500	12/20/2022